NEWS RELEASE 09-34	DECEMBER 1, 2009

PRELIMINARY ECONOMIC ASSESSMENT FOR LONG CANYON PROJECT GENERATES 64% IRR

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) is pleased to announce the completion of Long Canyon’s first Preliminary Economic Assessment (PEA). The PEA is based on the project’s March 2009 resource estimate and does not include the approximately 30,000 metres of subsequent drilling completed this year. Long Canyon’s initial PEA illustrates that the project is viable in today’s cost environment and has a solid economic foundation to build upon.

The study, prepared by Mine Development Associates (MDA) of Reno, Nevada, and reviewed by AMEC Americas Limited, is based on an Indicated Mineral Resource of 4.8 million tonnes grading 2.4 g/t gold (363,000 gold ounces) and an Inferred Mineral Resource of 8.8 million tonnes grading 1.6 g/t gold (459,000 gold ounces) at a cutoff grade of 0.3 g/t gold. The PEA supports a financially robust open-pit, run-of-mine (ROM), heap-leach operation. At a 5% discount rate, and US$800/oz gold price, the project’s pre-tax net present value (NPV) is US$145 million with a pre-tax internal rate of return (IRR) of 64% on an unleveraged 100% equity basis, and a pay-back period of 1.3 years.

“This PEA confirms our view that Long Canyon is a straightforward project amenable to conventional, low-cost mining and extraction methods, the simplicity of which could shorten our lead time to production,” says Troy Fierro, Fronteer Chief Operating Officer. “In a short period of time, this asset has become a viable project, with mineralization open in every direction.”

All dollar amounts in this release are stated in US currency. The disclosure set forth below is derived from the PEA unless otherwise expressly noted.

PEA highlights

Total gold produced	565,000 ounces
Average gold grade	2.15 g/t
Average annual gold production	93,000 ounces
Peak annual production	132,000 ounces
Life of mine	6 years
IRR (pre-tax)	64%
NPV (pre-tax)	$145 million
Discount rate	5%
Pay-back period	1.3 years
Net cumulative cash flow (pre-tax)	$181 million
Direct cash costs	$351/oz
Initial capital expenditures including mining pre-strip, equipment, process, infrastructure & buildings, owners and miscellaneous costs	$66 million
Metallurgical recovery rate	87%
Long-term gold price	$800/oz

Note: This PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves at this time and as such there is no certainty that the preliminary assessment and economics set forth in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In management’s view, such favourable economics at this early stage of project development provide a strong incentive for continued exploration, resource expansion and aggressive development. The results of this year’s exploration/development program will be incorporated into an updated resource estimate in Q1 2010, followed by a revised economic analysis.

Fronteer believes there are excellent opportunities to refine various project elements and improve the economics through cost reduction and optimization, as outlined in the PEA.

PROJECT DESCRIPTION
The Long Canyon property is controlled by a joint venture, of which Fronteer (51%) is majority owner and operator. Fronteer also has a 3% net smelter return (NSR) royalty on gold ounces produced from mineral lands that it contributed to the joint venture. Approximately 84% of the ounces produced in the PEA model are attributable to this Fronteer NSR royalty.

The construction phase of the Long Canyon Project is anticipated to take approximately one year. Processing facilities will be located near the leach pad. Most of the buildings, including maintenance facilities, office and warehouse, would also be located at the mine site.

MINING PLAN
The PEA considers development of the Long Canyon project as an open-pit mine and ROM heap-leach operation. The pit is developed in five phases designed to provide sufficient ore for leaching and exploitation of Whittle pit shells that maximize the NPV of the deposit. Material grading better than the internal cut-off grade of 0.22 g/t gold was considered for open-pit mining.

The forecast mine life is six years, during which time 9.4 million tonnes of ore will be mined and placed on the leach pad and 81.3 million tonnes of waste will be trucked to a waste dump. Throughout the life-of-mine, an estimated 565,000 ounces are produced at an average grade of 2.15 g/t gold. Better than average grades and more than 100,000 ounces per year are recovered in years 1, 2 and 5, with peak production of 131,000 and 132,000 ounces per year in years 2 and 5.

All mineralized material classified as Indicated and Inferred Mineral Resources was considered in the optimization and mine plan.

METALLURGY AND PROCESSING
The metallurgical component of the PEA was supervised by G.L. Simmons and supported by work carried out by McClelland Laboratories in Nevada. Gold production was estimated based on ultimate recovery and lagged recovery on an annual basis. Ultimate recoveries used are 88% and 80% for material grading above and below 1.25 g/t gold, respectively. Total gold recovery from the leach pads averaged 87% during the life-of-mine.

INFRASTRUCTURE
The PEA outlines the project’s infrastructure and building requirements, which will include a single-use leach pad, carbon columns and electrowinning circuits, water wells, a waste-rock dump, access and haul roads, office buildings, shop & warehouse, and explosives magazine. A 69 KV power transmission line must also be built connecting the mine site to existing power north of the mine.

CAPITAL COSTS
The initial project capital costs of the Long Canyon project are estimated to be $66.0 million, primarily based on mining equipment and infrastructure. Sustaining capital through the life of mine would be an additional $6.0 million, which would be derived from cash flow and primarily (~75%) used for leach-pad expansions.

OPERATING COSTS
The following life-of-mine costs are expected for the operating phase of the project:

Items	Cost per tonne processed	Cost per ounce
Mining cost	$15.58	$259.52
Processing and refining cost	$2.12	$36.81
G&A (transport included)	$2.57	$42.76
Reclamation	$0.71	$11.78

SENSITIVITY ANALYSIS
The following sensitivity table demonstrates that the project has robust economics across a range of gold-price scenarios.

Gold price	IRR (pre-tax)	NPV (5%, pre-tax)	Pay back
$700	45%	$96 million	1.5 years
$800 (base case)	64%	$144 million	1.3 years
$900	82%	$193 million	1.1 years
$1000	100%	$241 million	1.0 years

NEXT STEPS/RECOMMENDATIONS
Fronteer’s 2009 exploration/development work-plan includes recently completed infill and step-out drilling, as well as ongoing engineering, environmental, hydrological, metallurgical, land and legal programs. Subsequent work activities will lead to continued refinement of project input parameters in the following areas:

  Resources: Resource expansion represents the most significant opportunity for enhancing project economics. Additional delineation and infill drilling will increase the confidence of resource estimates. This will enable conversion of resources from Inferred to Measured and Indicated categories, which will in turn provide for a higher conversion rate of resources to reserves.

  Geotechnical: On-going geotechnical studies will provide slope parameters for pit designs to ensure safe and optimal pit walls.

  Processing: Ongoing metallurgical testing of materials representative of the deposit needs to be completed to confirm recoveries; preliminary metallurgical testing relied on near-surface samples. Metallurgical findings from composites taken from three cross-sections are expected to be reported during Q1 2010.

  Permitting: Permitting strategies are currently being developed and all baseline data are being collected to support permit submission.

PREPARATION OF PEA
The PEA has been prepared with input from MDA, G.L. Simmons and McClelland Laboratories.

MDA is a geology and engineering consultancy firm with extensive experience in resource exploration, development and operating projects.

G.L. Simmons has more than 30 years of mineral and gold processing experience. Mr. Simmons formerly served as Senior Technical Director, Metallurgy&Technology, Newmont Mining Corp.

An updated National Instrument 43-101 Technical Report will be filed on SEDAR within 45 days of this press release and will include a summary of the PEA.

QUALIFIED PERSON
The PEA was prepared under the supervision of Dr. Michael Gustin, P.G., Mr. Thomas Dyer, P.E., and Mr. Gary Simmons, each of whom are “qualified persons,” as such term is defined in National Instrument 43-101, and have each read and confirmed that this news release fairly and accurately reflects the contents of the PEA report. Christopher Lee, P. Geo., Chief Geoscientist for Fronteer, is the Company's designated Qualified Person for this news release and has reviewed and validated that the information contained in the release is consistent with that provided by the QPs responsible for the PEA.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Our robust pipeline also includes 40% interest in an emerging copper-gold mineral district in northwestern Turkey. In addition, Fronteer has 100% ownership of Aurora Energy Resources, developer of one of the largest uranium deposits not currently in production. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO, Fronteer Development Group
Troy Fierro, COO, Fronteer Development Group
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Long Canyon mineral resource estimation as of February 9, 2009. The Long Canyon mineral resource estimation was completed by MDA. The resources were modelled and estimated by evaluating the drill data statistically and utilizing three-dimensional lithologic solids provided by Fronteer to interpret mineral domains on cross sections spaced at 50-metre intervals throughout the extent of the Long Canyon mineralization. The mineral domain interpretations were then rectified on cross sections spaced at 10-metre intervals. The modeled mineralization was analyzed statistically to establish estimation parameters, and gold grades were estimated by inverse-distance methods into a block model with 5 metre (width) x 10 metre (length) x 3 metre (height) blocks that were coded to the mineral domains by the 10-metre mineral domain polygons. All modelling of the diluted resources was performed using Gemcom Surpac® software. Quality-control data generated during the various drill programs conducted at Long Canyon were independently reviewed by MDA as part of the resource study. The person responsible for the resource estimate on behalf of MDA is Michael Gustin, Ph.D., P. Geo, a Qualified Person as defined by National Instrument 43-101. Further details of the estimation procedure are available in the updated NI 43-101 report posted on SEDAR (http://www.sedar.com/).

This PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves at this time and as such there is no certainty that the preliminary assessment and economics set forth in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.